Ford Motor Credit Company

Kenneth R. Kent	One American Road
Vice Chairman, Chief Financial Officer	Dearborn, Michigan 48126
and Treasurer

August 7, 2008

VIA EDGAR

Mr. Kevin Vaughn
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ford Motor Credit Company LLC Quarterly Report on Form 10-Q for the period ended March 31, 2008 File Number 001-06368

Dear Mr. Vaughn:

The following is in response to the request for supplemental information arising from our recent conference calls with the Staff regarding our implementation of Statement of Financial Accounting Standard No. 157 (“SFAS 157”), Fair Value Measurements, as it relates to derivative instruments.

Consideration of Non-performance Risk

In connection with adopting SFAS 157, an internal team, including capital markets, risk management, and accounting policy personnel, assessed our compliance with the requirements of SFAS 157 and the impact of non-performance risk.  In conducting our assessment, we considered the motivation for parties to enter into derivative contracts, the unique attributes of derivatives, including that they can be either assets or liabilities, and that our over-the-counter customized derivatives are formed as bilateral agreements that are non-transferable.  We also reviewed a sample of historical transactions to assess the assumptions of our principal market.  We concluded that within the range of possible values, a fair value measurement based on unadjusted LIBOR is the most appropriate fair value for our derivatives.  Our policy included the determination that the appropriate unit of account for derivatives is the individual derivative instrument.

Based on our discussions with the Staff, however, we acknowledge the Staff's position that based on Ford Credit’s facts and circumstances the assessment of non-performance risk must result in a quantitative adjustment reflected in the financial statements.  Accordingly, beginning with our financial statements filed in our Quarterly Report on Form 10-Q for the period ended June 30, 2008, we will include a quantitative adjustment for non-performance risk.

Furthermore, we acknowledge the Staff's position that all of the terms of a derivative instrument (comprised of the ISDA master agreement, attendant schedules and credit annexes, and confirmations) should be taken into account in estimating the fair value of the derivative.  In general, our derivative instruments provide that upon termination as a result of a default, the amounts owing between the contracting parties will be netted.  Our derivative instrument fair values for the second quarter of 2008 will reflect the impact of these netting provisions.  In addition, our derivative instruments generally provide the non-defaulting party with a right of offset against the counterparty’s other (non-derivative instrument) contractual obligations.  To the extent we have other contractual obligations to which the right of offset applies, we will consider them in connection with the review described below.

We measure the fair value of our derivatives by discounting cash flows.  The quantitative estimate of non-performance risk will be measured by adjusting the discount rate to include either the counterparty's CDS spreads or our own.  If the discounted value of the group of derivative instruments using the benchmark rate  is determined to be a net asset (after netting positions as described above), we will apply the counterparty’s CDS spreads to all periodic cash flows in order to include a measurement for non-performance risk in the fair value.  If the discounted value of the group of derivatives is determined to be a net liability position, we will apply our CDS spreads to the discount rate to all periodic cash flows in our measurement of fair value.

Prior to the filing of our Annual Report on Form 10-K for the year ended December 31, 2008, we will complete a review of the contractual agreements with our counterparties, and any other agreements that may exist of which we are aware that may be viewed as credit enhancements.  If this review results in any adjustments in our unit of measurement that are reasonably possible to include, we will update our fair value measurement policy.

Materiality Assessment

We estimated the fair value of our derivatives for the First Quarter using the methodology described above to determine if a material error had occurred.  Had we included a quantitative adjustment for non-performance risk reflecting an ISDA-based unit of measurement and either counterparty or our own CDS spreads, our results would have reflected an increase in our net derivative asset and an increase in pre-tax income of $41 million.  We concluded that this misstatement was immaterial to our Quarterly Report on Form 10-Q for the period ended March 31, 2008 and the subsequent correction is immaterial to our Quarterly Report on Ford 10-Q for the period ended June 30, 2008.  Our materiality analysis, prepared according to Staff Accounting Bulletin No. 99, is attached.

*           *           *

In connection with our response to your comment, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;
•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2

If you have any questions or comments regarding the responses set forth above, please call Jane Carnarvon at (313) 248-1496, or me at (313) 845-0170.

Sincerely,

/s/ Kenneth R. Kent

Kenneth R. Kent
Vice Chairman, CFO and Treasurer

cc:	Paul Cline, Senior Accountant, Division of Corporation Finance
Don Leclair, Chief Financial Officer, Ford Motor Company
Jane Carnarvon, Vice President of Accounting
Corey MacGillivray, Counsel
Greg Farish, Ford Credit Engagement Partner, PricewaterhouseCoopers LLP

3

Attachment

Ford Motor Credit Company
SAB No. 99 Analysis

Second Quarter 2008

BACKGROUND
When we identify prior-period errors with a pre-tax impact on the income statement greater than $3 million, we generally record the correction in the financial period in which the error was identified.  Where feasible, we continue to record corrections for items that were identified after the end of the quarter but prior to filing with the U.S. Securities and Exchange Commission (SEC) of our periodic report.

Our practice is to include in our Staff Accounting Bulletin No. 99 (SAB No. 99) analysis those pre-tax income misstatements greater than $10 million.  We then consider the materiality of the misstatements, individually and in the aggregate, against our consolidated pre-tax income for the current period and each period reflected in our most recently-published Quarterly Reports on Form 10-Q and Annual Report on Form 10-K.  We also consider the impact of misstatements on specific financial statement line items.  This analysis is included in our analysis of specific items when the impact to other financial statement line items could be significant.

For the second quarter 2008, we identified one prior-period accounting error with a pre-tax income impact greater than $10 million:  Derivative Valuation: Non-Performance Risk (discussed in more detail below).

Derivative Valuation: Non-Performance Risk
We adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), on January 1, 2008.  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value should be based on assumptions that market participants would use including a consideration of non-performance risk.

In connection with adopting SFAS 157, an internal team, including capital markets, risk management, and accounting policy personnel, assessed our compliance with the requirements of SFAS 157 and the impact of non-performance risk.  In conducting our assessment, we considered the motivation for parties to enter into derivative contracts, the unique attributes of derivatives, including that they be either assets or liabilities, and that our over-the-counter customized derivatives are formed as bilateral agreements that are non-transferable.  We also reviewed a sample of historical transactions to assess the assumptions of our principal market.  We concluded that within the range of possible values, a fair value measurement based on unadjusted LIBOR is the most appropriate fair value for our derivatives.  Our policy included the determination that the appropriate unit of account for derivatives is the individual instrument.

Based on discussions with the SEC Staff during the second quarter 2008, we acknowledge the Staff's position that  based on Ford Credit's facts and circumstances the assessment of non-performance risk must result in a quantitative adjustment reflected in the financial statements and that all of the terms of a derivative instrument (comprised of the ISDA master agreement, attendant schedules and credit annexes, and confirmations), should be taken into account in estimating the fair value of the derivative.  A cumulative adjustment of $41 million was recorded in the second quarter 2008 to correct the first quarter 2008.  The $8 million change in the quantitative measurement of non-performance risk from March 31, 2008 to June 30, 2008 was properly recorded in the second quarter.

MATERIALITY
SAB No. 99 states that the misstatement of an item in a financial report is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.  The primary users of Ford Credit's financial statements are the rating agencies, the fixed income investment community and management.  Our SAB No. 99 analysis incorporates both quantitative and qualitative data.

The thresholds we consider to be quantitatively significant are misstatements of 5% and 10% of reported profit before taxes ("PBT") for annual and interim periods, respectively.

ANALYSIS

Quantitative Considerations – Individual (Derivative Valuation:  Non-Performance Risk)

The table below summarizes the quantitative impact of the misstatements.  The misstatements are quantitatively significant to first quarter 2008 financial statements.  The first quarter 2008 PBT misstatement of 128% is largely because results were near break-even for the period.  The correction of the error in second quarter 2008 overstated PBT by only 2%.  Current full-year PBT will not be impacted because the error and the correction of the error were in the same year.  In addition, the error in the first quarter did not distort any quarterly trends, and there was not a significant impact on any other key financial statement line items.

Derivative Non-Performance Risk
	2008
	First Quarter		Second Quarter
	Amount	Pct.	Amount	Pct.
	(mils.)		(mils.)
Profit/(Loss) before income taxes	$32		$(2,380)

Overstatement/(Understatement) of results	(41)	128%	41	2%

Adjusted Profit/(Loss) before income taxes	73		(2,421)

Quantitative Considerations – Aggregate (Derivative Valuation:  Non-Performance Risk and all other previous errors)

There were no additional errors or error corrections in the first or second quarters of 2008 that exceeded our threshold for a SAB 99 analysis.

Qualitative Considerations – Individual and Aggregate

•	Whether the misstatements arise from items capable of precise measurement or whether it arises from estimates and, if so, the degree of imprecision inherent in the estimate.

A fair value measurement should include an adjustment for risk if market participants would include one in the pricing of an asset or liability.  The extent of the adjustment for risk is not precise or observable, therefore the fair value measurement itself is not capable of precise measurement.  SFAS 157 requires the measurement of assets and liabilities to reflect a quantitative adjustment for non-performance risk  by considering the effect of credit risk on the fair value of the asset or liability, but the standard does not prescribe a method to determine the adjustment.

Credit risk in terms of discount basis points can range from zero to several hundred or even thousands and can significantly effect the valuation of a derivative.  After reviewing a sample of historical transactions, assessing the assumptions of our principal market (including counterparties and other market participants), and observing that market participants generally would not adjust derivative fair values for credit improvements or deterioration in the short-term, we concluded that within the range of possible values, a fair value measurement based on unadjusted LIBOR was the most appropriate fair value for our derivatives.  We disclosed this conclusion in our first quarter 2008 10-Q  Fair Value Measurement footnote.  Recognizing the adjustment for credit risk was an imprecise measurement, we also disclosed in the same footnote what our gross derivative asset and gross derivative liability would have been if we had adjusted our estimate of non-performance risk to reflect credit default swap spreads for our counterparties and for us, as well as the corresponding impact to PBT.

Given the degree of imprecision inherent in the measurement, we documented our SFAS 157 fair value measurement policy for interest rate swaps in a Policy Paper, documented our assessment and conclusions specifically related to non-performance risk, communicated with PwC in regards to our derivative valuation under SFAS 157, including their National Office, and also shared a draft of the non-performance risk paper and reviewed the status of SFAS 157 with our Audit Committee during a February 2008 Audit Committee meeting.  At our May 2008 Audit Committee meeting, we discussed our conclusion of non-performance risk.

•	Whether the misstatement masks a trend.

The misstatement does not mask a trend in pre-tax results.  First quarter 2008 pre-tax results would have still been lower than the previous four quarters in 2007.

•	Whether the misstatement changes a loss into income or vice versa.

The misstatement does not change first quarter 2008 profit to a loss, or vice versa.

•	Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

While derivative activity can affect profitability, market valuation adjustments primarily related to movements in interest rates are reported as Unallocated Risk Management and is not part of our North America and International segments and therefore does not impact the results of a significant segment.  We do not believe that the amounts reported in Unallocated Risk Management are used by our investors in evaluating the results of our business.

•	Whether the misstatement affects the registrant's compliance with regulatory requirements.

The misstatement does not affect our compliance with regulatory requirements.

•	Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.

The misstatement does not affect our compliance with loan covenants (we do not have restrictive financial covenants) or other contractual requirements.

•	Whether the misstatement involves the concealment of an unlawful transaction.

The misstatement represents an error in our interpretation of a new accounting standard  that was corrected in the period in which it was identified and quantified.  The misstatement does not involve the concealment of an unlawful transaction.

•	Whether the misstatements have the effect of increasing managements' compensation.

Our Annual Incentive Compensation Plan (AICP) is based on achievement of specific performance goals relating to a specific year.  The performance goals are based on total company pre-tax profits, relevant business unit profits, total Automotive operating-related cash flow, relevant business unit cost reductions, relevant business unit market share and relevant business unit quality metrics.

The misstatement discussed in this analysis represents an unintentional error that was corrected in the period in which it was identified and quantified.  The error and the correction of the error occurred in the same fiscal year and have no impact on potential AICP payments.

•	Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise.

We were fully transparent in our disclosures.  We disclosed the assumptions we made in measuring the fair value of our derivatives and included an estimate of fair value measurement had we made a quantitative adjustment for credit risk.  Equity analysts do not cover Ford Credit and therefore there are no consensus expectations.  Additionally, earnings guidance is generally not externally published for Ford Credit by quarter.  Our 2008 full-year PBT guidance (published in our 2007 10-K) was to be profitable in 2008, although at a lower level than in 2007.  In our first quarter 2008 10-Q, we reiterated that guidance.  The error and the correction of the error occurred in the same fiscal year so full year pre-tax income is not affected, and the misstatement in first quarter 2008 did not materially affect our reiterated guidance.

•	Whether any of the items comprising the misstatement are pursuant to actions to "manage" earnings.

The misstatement represents a misinterpretation of a new accounting standard and the correction of the error occurred in the period in which it was identified and quantified.  We have reviewed our plan for correcting this misstatement with our Audit Committee and PWC.  Neither the error, nor the correction of the error, represents an attempt to "manage" earnings.

•	Whether management expects that the misstatement would result in a significant positive or negative market reaction.

The misstatement does not impact Ford Credit's achievement of its 2008 earnings guidance.  Further, the change does not alter the expectation that earnings in 2008 will be lower than 2007, which were lower than in 2006.  Ford Credit's projected 2008 results will be lower than its 2007 earnings reflecting a second quarter 2008 impairment charge, higher provision for credit losses, higher depreciation expense for leased vehicles, lower volume, and higher net losses related to market valuation adjustments from derivatives, offset partially by the non-recurrence of costs associated with our North America business transformation initiative, reductions in other operating costs, and higher financing margin.  In addition, based on readers' reactions to the impact on PBT from derivatives, including the 2006 restatement, we believe that this present misstatement would not result in a market reaction.

None of the qualitative considerations causes us to believe that the misstatements are material to the users of the financial statements.

CONCLUSION
We concluded that the misstatements were immaterial to our 2008 first and second quarter financial statements.  Based on the weight of all available quantitative and qualitative factors, it is improbable that the judgment of a reasonable person relying upon our financial statements would have been changed or influenced by the misstatements.  Although the error in first quarter 2008 exceeded our quantitative significance threshold, the qualitative factors discussed outweigh the quantitative evidence.

The facts and amounts of the misstatements were shared with our Disclosure Committee on July 21, 2008.  We informed our Audit Committee of the facts and amounts of the misstatements at our July 23, 2008 meeting as part of our second quarter Earnings Review and at our August 4, 2008 meeting as part of our Internal Control and S-Ox 404 update.  We also reviewed our conclusion with PwC.